SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )

Irvine Sensors Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

463664-50-8

(CUSIP Number)

3001 Redhill Avenue, Costa Mesa, California 92626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No.

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) John C. Carson

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 103,181 8. Shared Voting Power 7,567 9. Sole Dispositive Power 103,181 10. Shared Dispositive Power 1,183,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,286,789

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.01 (the “Issuer Common Stock’”) of Irvine Sensors Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3001 Redhill Avenue, Costa Mesa, California 92626.

Item 2.	Identity and Background

(a) The name of the reporting person is John C. Carson.

(b) Mr. Carson’s business address is 3001 Redhill Avenue, Costa Mesa, California 92626.

(c) Mr. Carson’s principal occupation is as President of the Issuer, and his principal business address is at the address of the Issuer at 3001 Redhill Avenue, Costa Mesa, California 92626.

(d) During the last five years, Mr. Carson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Carson has not been a party to a civil or a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f) Mr. Carson is a U.S. Citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On March 28, 2003, Mr. Carson, through his individual subaccount under the Irvine Sensors Corp. Cash or Deferred & Stock Bonus Plan Ret. Plan (the “Plan”), purchased 117,727 common stock units (the “Units”) for $2.20 per unit, each unit consisting of two shares of the Issuer’s Common Stock and a three-year warrant to purchase one share of the Issuer’s Common Stock at $2.00 per share, for an aggregate purchase price of $260,000. On April 29, 2003, Mr. Carson, through the Plan, purchased an additional 769,231 shares (the “Shares”) of the Issuer’s Common Stock at $1.30 per share, for an aggregate purchase price of $1,000,000. The Units and the Shares are collectively referred to hereafter as the “Plan Securities.” The Plan Securities were issued in the name of Securities Trust Company TTEE Irvine Sensors Corp. Cash or Deferred & Stock Bonus Plan Ret. Plan FBO: John Carson and are held by the Plan.

Item 4.	Purpose of Transaction

The Securities were purchased in two private placement transactions with the Issuer for the benefit of Mr. Carson and solely for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Carson has beneficial ownership of 1,286,789 shares of the Issuer’s Common Stock, constituting approximately 9.9% of the Issuer’s shares outstanding as of September 25, 2003.

(b) Mr. Carson has (i) sole power to vote, or direct the vote, over 103,181 shares, (ii) shared power to vote, or direct the vote, over 7,567 shares, (iii) sole power to dispose of, or to direct the disposition, of 103,181 shares and (iv) shared power to dispose, or to direct the disposition, of 1,183,608 shares.

(c) In addition to the transactions discussed in Item 3 above, the Issuer converted shares of its Series B Convertible Preferred Stock and Series C Convertible Preferred Stock held for the benefit of the beneficiaries under its non-qualified deferred compensation plan (the “Non-Qualified Plan”) into shares of the Issuer’s Common Stock on June 23, 2003; 24,462 of these shares of Common Stock (the “Non-Qualified Plan Securities”) are allocated for the benefit of Mr. Carson. All transactions in the Issuer’s Common Stock effected during the past sixty days by Mr. Carson are otherwise discussed in Item 3 above.

(d) An administrative committee (the “Administrative Committee”), currently comprised of Robert G. Richards, John J. Stuart, Jr. and Joanne Dunlap, has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Plan Securities held by the Plan for the benefit of Mr. Carson, as well as the Non-Qualified Plan Securities held under the Non-Qualified Plan for the benefit of Mr. Carson. The Administrative Committee of the Plan has voting and investment power over all securities held under the Plan and the Non-Qualified Plan, including the Plan Securities and the Non-Qualified Plan Securities. Mr. Carson has limited ability to direct the liquidation of assets in his subaccounts in contemplation of retirement, subject to affirmative consent of the administrative committee.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Plan Securities and the Non-Plan Securities are issued in the name of the corresponding plans. See Item 5 above.

Item 7.	Material to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2003	/s/ JOHN C. CARSON
John C. Carson